EXHIBIT 28

                FOR IMMEDIATE RELEASE - MONDAY, JANUARY 13, 1997



Confirmation:  Michael Logan
               Columbus Energy Corp.
               (303) 861-5252


                COLUMBUS ENERGY PLANS SHAREHOLDER RIGHTS OFFERING
                         OF CONVERTIBLE PREFERRED STOCK

     Denver, Colorado, January 13, 1997 -- Columbus Energy Corp. ("EGY") announced that it filed today with the Securities and Exchange Commission a registration statement covering 400,000 shares of Series A 7% Convertible Preferred Stock ("Preferred Stock") with a $25 per share redemption price which will be offered to the Company's common shareholders by a subscription rights offering, according to Harry A. Trueblood, Jr., President.

     Trueblood said that each shareholder will receive one subscription right for each share of common stock held on a record date which will be determined shortly before the registration statement is to become effective. Eight rights will be required for each share of Preferred Stock exercised plus $25 in cash; however, purchasers of 100-share round lots may tender, in lieu of cash, up to 100 shares of common stock and receive a credit of $12.50 per share therefor up to a maximum allowed credit of $1,250 toward the total purchase price of $2,500 for each round lot. Those persons exercising their primary subscription fully will also be allowed to oversubscribe, subject to allotment.

     The Company will not determine the conversion ratio at which each share of Preferred Stock may be converted into Columbus common stock until the registration statement is to become effective. The offering will be made only by a prospectus, after the registration statement becomes effective, during an approximate three-week period and the subscription rights are expected to trade on the American Stock Exchange ("Amex") during most of that period.

     Trueblood added that Columbus plans to apply for listing of the Preferred Stock on the Amex and management believes approval will occur assuming the Amex's distribution requirements are met.


More . . . . . . . .
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Columbus Energy Corp.
January 13, 1997
Page two


     Columbus is a U.S. independent energy company involved in the exploration, development and production of crude oil and natural gas and is listed on the American and Pacific Stock Exchanges under the trading symbol EGY.



A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. A prospectus, when it becomes effective, may be obtained from the Company's Secretary, H.C. Gutjahr, 1660 Lincoln Street, Suite 2400, Denver, CO 80264.